Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sirius XM Holdings Inc.:

We consent to the incorporation by reference in the Registration Statement (Form S-8) of Sirius XM Holdings Inc. of our reports dated February 5, 2015, with respect to the consolidated balance sheets of Sirius XM Holdings Inc. and subsidiaries (the Company) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the related financial statement schedule for each of the years in the three-year period ended December 31, 2014, and with respect to the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10-K of Sirius XM Holdings Inc. incorporated herein by reference.

/s/ KPMG LLP

New York, New York

July 1, 2015